Exhibit 99.1

MATERIAL FACT

JBS S.A. (“JBS S.A.” or “Company” – B3: JBSS3; OTCQX: JBSAY), pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76, as amended (“Corporation Law”), and pursuant to the provisions of the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), especially CVM Resolution No. 44/2001 (“CVM Resolution 44”) and CVM Resolution No. 78/2002 (“CVM Resolution 78”), in complementation to the material facts disclosed on July 12, 2023, September 4, 2023, on March 17, 2025 and on April 22, 2025, pursuant to which information regarding JBS S.A.’s intention to promote the dual listing of its shares on the stock exchange on Brazil and on the United States of America, informs to its shareholders and to the market the following.

As disclosed in the abovementioned material fact, JBS S.A. wishes to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V.1, an entity incorporated under the laws of the Netherlands (“JBS N.V.”), which will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), representing its Class A Shares (as defined below) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) in order to have its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading JBS S.A. common shares on the B3’s Novo Mercado listing segment (“Dual Listing”).

On April 22, 2025, the Board of Directors of JBS S.A. unanimously approved, ad referendum of the EGM (as defined below), among others:

(i)	The Protocol and Justification (“Protocol and Justification”) of the Merger of Shares (as defined below);

(ii)

The Management Proposal to the Extraordinary General Meeting that will resolve, among other matters, on the ratification of the hiring of an appraiser to prepare an appraisal report that meets the provisions of articles 252, paragraph 1 of the Corporation Law and about the Merger of Shares (“EGM” and “Appraisal Report”, respectively); and

(iii)	The call notice for the EGM to be held on May 23, 2025, at 10:00 a.m., according to the call notice documents disclosed on the date hereof.

[1]

JBS N.V. currently operates under the name JBS B.V. and will, prior to completion of the transaction, have its current corporate form of a private limited liability company (Besloten Vennootschap - BV) converted into a public limited liability company under the Dutch law (Naamloze Venootschap - NV).

The terms and conditions of the Dual Listing, described below, are included in the Protocol and Justification, submitted jointly with the Appraisal Report and other pertinent documents to the Board of Directors of JBS S.A. and signed by the managements of JBS S.A. and JBS Participações Societárias S.A. (“JBS Participações”), and they will be submitted to the EGM and the extraordinary general meeting of JBS Participações for resolution, which will occur on the same date of the EGM. Terms that are not defined in this material fact will have the meaning attributed thereto in the Protocol and Justification.

The main terms of the Dual Listing, which encompasses the Merger of Shares (as defined below) and the Redemption (as defined below), pursuant to the provisions of the Protocol and Justification, are described below:

I. IDENTIFICATION AND ACTIVITIES DEVELOPED BY THE COMPANIES INVOLVED IN THE MERGER OF SHARES

(i)

JBS S.A., a corporation registered as publicly-held company category “A” with CVM, with shares admitted to trading on the Novo Mercado of B3, enrolled with the National Corporate Taxpayers’ Register of the Ministry of Finance (“CNPJ/MF”) under No. 02.916.265/0001-60, with principal place of business in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block I, 3rd Floor, Vila Jaguara, Postal Code (CEP) 05118-100, the main purpose of which is the exploitation, processing, manufacturing, distribution, and sale of various food products, as well as byproducts thereof and accessories thereto;

(ii)

JBS PARTICIPAÇOES SOCIETÁRIAS S.A., a corporation not registered as publicly-held company with the CVM, enrolled with the CNPJ/MF under No. 46.855.586/0001-77, with principal place of business in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block II, Underground Floor, Suite 35, Vila Jaguara, Postal Code (CEP) 05118-100, the purpose of which is the holding of interest in other companies, as member or shareholder, in Brazil or abroad; and

(iii)

JBS B.V., a company organized under the laws of The Netherlands, and which will be converted, before completion of the Dual Listing (as defined below), into JBS N.V., enrolled with the CNPJ/MF under No. 49.115.815/0001-05, with principal place of business in the City of Amsterdam, The Netherlands, at Stroombaan 16, 5th Floor, the main purpose of which is the holding of interest in other companies, as member or shareholder, in Brazil or abroad, and the sole relevant asset of which, on the date hereof, is the equity interest held in JBS Participações.

II. PURPOSE OF THE DUAL LISTING

The Dual Listing aims to create a structure that enables JBS S.A. to better reflect its global presence and its international operations, as well as to implement its growth strategy in order to improve its ratings and maximize value to its shareholders.

The main purposes of the Dual Listing are:

(i)	Adapt JBS’s corporate structure to the global and diversified profile of the Company’s operations;

(ii)	Potential unlocking of the value of the Company´s shares; and

(iii)	Expand investment capacity to strengthen conditions for growth and competition with global competitors.

The Dual Listing will make it possible for JBS Group to:

(i)	Further strengthen corporate governance;

(ii)	Increase its visibility among the global investor community, thereby increasing the comparability with its main peers;

(iii)	Broaden the access to a wider base of investors;

(iv)	Increase the flexibility in the use of equity as a source of financing, paving the way to fundraising through issuing shares and, consequently, reduce the need to incur in debt to support growth; and

(v)	Reduce the cost of capital.

When completed, the Dual Listing will not change in any material aspect the current operating and managerial structure of JBS S.A., in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand.

III. PROPOSED DUAL LISTING

The Dual Listing will be carried out through the merger, by JBS Participações, of all shares issued by JBS S.A. not held by JBS Participações on the date of its implementation (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), on the date of completion of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Shares”) for every 2 (two) JBS S.A. shares (“Exchange Ratio”), which will be immediately redeemed upon delivery of 1 (one) securities deposit certificates - Level II BDRs for each Redeemable Share, backed by 1 (one) Class A Shares issued by JBS N.V. (“BDRs”).

3.1. Dual Listing Stages

3.1.1. First Stage: As a first stage of the Dual Listing, JBS N.V. will become the indirect controlling shareholder of JBS S.A., through of the following transactions, implemented in two steps (the “Controlling Shareholders Contributions”):

(a)	First step, already concluded in December 2023:

(i)

J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed a JBS Participações capital increase through the compromise to pay in such capital increase with the contribution of all of its JBS S.A. shares. J&F compromised to contribute all of the JBS S.A. shares held by it, of which 369,918,510 were already contributed and FIP Formoso compromised to contribute and already contributed all of its 180,010,329 shares. J&F and FIP Formosa received, in exchange, JBS Participações Shares;

(ii)

immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares, pursuant to the step above, to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”);

(iii)	immediately thereafter, LuxCo contributed all of the aforementioned JBS Participações shares to JBS N.V.

(b)	Second step:

(i)	J&F will contribute its remaining JBS S.A. common shares (totaling 522,224,559 JBS S.A. shares) to JBS Participações as payment for the already issued and subscribed shares;

(ii)	immediately thereafter, J&F will contribute and transfer the aforementioned paid shares of JBS Participações to LuxCo; and

(iii)	immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V.

On this Date, as a result of the first step of the Controlling Shareholders Contributions:

(a)	J&F and JBS Participações are the direct controlling shareholders of JBS S.A.;

(b)	J&F indirectly own 100% of the capital stock of JBS Participações; and

(c)	Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100% of the capital stock of J&F.

Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that:

(a)	Luxco would hold 241.234.515 Class A Shares and 294.842.184 Class B Shares (as defined below) issued by JBS N.V.;

(b)	JBS N.V. would, through JBS Participações, hold the common shares issued by JBS S.A. currently held directly by J&F; and

(c)	JBS N.V. would become the indirect controlling shareholder of JBS S.A.

The Controlling Shareholders Contributions are subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below).

However, since the capital structure of JBS N.V. will differ from JBS S.A. capital structure, as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to the current voting power they have on JBS S.A., depending on the number of Class A Shares that will be converted into Class B Shares by the non-controlling shareholders during the Class A Conversion Period (as defined below).

If the Merger of Shares is not approved by the EGM, then the second step described above may not occur, the first step may or may not be reversed, depending exclusively on how the controlling shareholders will decide to maintain the shareholding structure of JBS S.A., which will not affect JBS S.A.

3.1.2. Second Stage: The second stage of the Dual Listing, subject to approval at the EGM and at a general shareholders’ meeting of JBS Participações, will result in the receipt (a) by JBS S.A. shareholders on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), except for JBS Participações (“JBS S.A. Shareholders”) of Class A Shares in the form of BDRs; and (b) the Cash Dividend (as defined below). In the case of holders of American Depositary Receipts2 that represents JBS S.A. common shares (“ADR Holders” and “ADRs”, respectively), they will receive Class A Shares through cancelling BDRs, which will be done directly by the ADR Depositary Bank (as defined below) after the Redemption (as defined below).

Each JBS S.A. Shareholder will receive, after the conclusion of the first step, 1 (one) BDR for every 2 (two) JBS S.A. common shares it holds, provided that every BDR will correspond to 1 (one) JBS N.V. Class A Share.

[2]	The ADRs each represent two common shares of JBS S.A.

JBS S.A. Shareholders will receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing.

The second stage will include the following steps:

(i)

Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS S.A., at their book value. In exchange, JBS Participações will issue, in favor of JBS S.A. Shareholders[3], 1 (one) Redeemable Share for every 2 (two) JBS S.A. common shares held by such JBS S.A. Shareholder. Thus, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações.

(ii)

Redemption. Immediately after and on the same date of the Merger of Shares, JBS Participações will redeem all the Redeemable Shares (“Redemption”) upon delivery, to each of their holders[4], of 1 (one) BDR for every 1 (one) Redeemable Share. If any holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents. In order to receive Class A Shares, shareholders must open an account with a brokerage firm accredited in the United States.

(iii)

Cash Dividend. The EGM will resolve on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date[5], in the amount of R$1.00 (one real) per share, totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais) (“Cash Dividend”). The resolution regarding the Cash Dividend will be conditioned to the approval of the Merger of Shares by the EGM. The Cash Dividend shall be paid on a date to be disclosed in due course by the Company’s management. The Cash Dividend declared to JBS Participações will be fully transferred to the Controlling Shareholders.

After the effective date of the Meger of Shares and the Redemption:

(i)	a holder of Class A Shares may deposit their Class A Shares before the depositary bank of the JBS N.V. BDR Program (as defined below) and receive BDRs; and

(ii)	a holder of BDRs may cancel its BDRs and receive its underlying Class A Shares;

[3]	Including the depositary bank of the ADRs, The Bank of New York Mellon (“ADR Depositary Bank”)
[4]

Including the ADR Depositary Bank. The ADR Depositary Bank will proceed with the immediate cancellation of the BDRs it receives as a result of the Redemption, so that the Class A Shares corresponding to the BDRs are delivered to the ADR Holders, provided that the fees due to the ADR Depositary Bank for this transaction will be paid by JBS S.A. on behalf of the ADR Holders.

[5]	The Cash Dividend will be paid to the ADR Holders on a cut-off date to be established by the ADR Depositary Bank, which may be the date of the EGM or a later date.

Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. shareholders or ADR Holders in connection to the Dual Listing.

3.2. Regulatory Approvals

On December 27, 2024, JBS N.V. has requested its registration as a foreign issuer in Brazil and registration of the “Sponsored Level II BDR Program” (“BDR Program”) with the CVM and the B3.

Once the registration as a foreign issuer in Brasil before CVM and B3 is obtained, JBS N.V. will be required to comply with certain disclosure requirements set forth in the Brazilian regulations, including the annual filing of the reference form (Formulário de Referência), a document which contains financial, legal and operation information about the company, provide quarterly financial information and disclosing material events.

JBS N.V. obtained, on April 22, 2025, a declaration of effectiveness from the SEC of its registration statement in connection with the shares of JBS N.V. to be issued under the Dual Listing with the SEC and the Class A Shares are in the process of being approved for listing on the NYSE.

JBS S.A. shareholders may trade in their shares issued by JBS S.A. until effective implementation of the Dual Listing, when they receive the respective BDRs that it is entitled to. The date of implementation of the Dual Listing will be informed to the market in due course.

3.3. JBS N.V. Capital Structure and Conversion Period

Capital Structure: JBS N.V. capital structure, after implementation of the Dual Listing, shall be composed of three (3) classes of shares, as below:

(i)	Class A Common Shares, which shall be traded on a stock exchange in the United States and shall grant the right to one vote per share at JBS N.V. shareholders’ meetings (“Class A Shares”);

(ii)

Class B Common Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market, which will grant ten votes per share at JBS N.V. shareholders’ meetings and shall be convertible into Class A Shares (“Class B Shares”)[6]; and

[6]

Class B Shares will be convertible into Class A Shares and Conversion Shares, at the rate of 1 (one) Class A Share and 1 (one) Conversion Share for each 1 (one) Class B Share. Class B Shares shall be convertible into Class A Shares at any time, at the rate of one Class A Share for each Class B Share converted

(iii)

Conversion Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market (“Conversion Shares”), the sole purpose of which is to enable, in accordance with the laws of the Netherlands, the conversion of Class B Shares into Class A Shares.

The Class A Shares and Class B Shares will have the same economic rights.

The Conversion Shares are without distribution rights and are necessary with the exclusive purpose of enabling the conversion of Class B Shares into Class A Shares without such conversion resulting in a capital reduction of JBS N.V., as these two classes of shares (A and B) have different nominal values. Immediately after converting Class B Shares into Class A Shares, the corresponding Conversion Shares will be mandatorily acquired by JBS N.V., for no consideration.

Conversion Period: Upon completion of the Dual Listing and for a limited period of time, commencing on the first trading day of the Class A Shares on the NYSE and ending on December 31, 2026 (“Class A Conversion Period”), shareholders that are entitled to receive one or more BDRs upon the opening of the first trading day of the BDRs on the B3 as a result of implementation of the Dual Listing (“Eligible Shareholders”), may request, the conversion of their respective Class A Shares into Class B Shares, at a ratio of 1 (one) Class B Share for 1 (one) Class A Share (“Class A Conversion”).

An Eligible Shareholder may request the Class A Conversion with respect to the number of JBS N.V. BDRs to which such Eligible Shareholder is entitled at the opening of the first trading day of the BDRs on the B3 (not including any fractions of JBS N.V. BDRs received as part of the Dual Listing) and a former ADR holder may request the Class A Conversion with respect to the number of Class A Shares to which such Eligible Shareholder is entitled to receive from the ADR Depositary Bank due to the Dual Listing (“Maximum Convertible Shares”).

The maximum number of Class A Shares held by an Eligible Shareholder that can be converted into Class B Shares shall be limited to 55% of such Eligible Shareholder’s Maximum Convertible Shares, except with respect to conversion requests submitted during the Last Conversion Quarter (as defined below) (“Maximum Conversion Rate”).

During the Class A Conversion Period, JBS N.V.’s Board of Directors will decide on any conversion requests made by Eligible Shareholders within a fiscal quarter within the term of 15 business days after the end of each fiscal quarter. With respect to the fourth quarter of 2026, which marks the end of the Class A Conversion Period (“Last Conversion Quarter”), the Maximum Conversion Rate will not apply, however if the total number of Class A Shares converted during the Class A Conversion Period would cause the number of Class A Shares held by shareholders that are not the Controlling Shareholders divided by the total number of outstanding shares of JBS N.V. multiplied by 100%, on December 31, 2026, to be below 20% (“Minimum Free Float”), then the number of Class A Shares to which each such conversation request received during the Last Conversion Quarter pertains shall be reduced on a pro rata basis so that the aggregate number of Class A Shares converted into Class B Shares does not result in violation of the Minimum Free Float.

The Maximum Conversion Rate and Minimum Free Float are intended to maintain a minimum number of outstanding Class A Shares in order to improve the liquidity of the Class A Shares that shall be traded on the NYSE.

During the Class A Conversion Period, the Controlling Shareholders may request the conversion of all, or a portion of the Class A Shares held by LuxCo at the opening of the first trading day of the BDRs on the B3 into Class B Shares, at the same ratio of 1 (one) Class B Share for every 1 (one) Class A Share held.

The Maximum Conversion Rate and Minimum Free Float will not be applicable to conversion requests made by LuxCo, which will be entitled, at any time during the Class A Conversion Period, to request the conversion of all or a portion of its Class A Shares held by it into Class B Shares. That will happen due to the fact that the Class A Shares owned by LuxCo will be subject to transfer restrictions and may be excluded from the calculation of “publicly held shares” under NYSE’s listing requirements for so long as LuxCo is considered an “affiliate” of JBS N.V.

After the end of each fiscal quarter, JBS N.V. shall disclose to the market the number of Class A Shares that have been converted into Class B Shares.

After the end of the Class A Conversion Period, any and all Class A Shares not converted into Class B Shares by the Eligible Shareholders and/or LuxCo during the Class A Conversion Period will no longer be convertible into Class B Shares. However, the Class B Shares may be converted into Class A Shares at any time.

3.4. ADR Holders

The ADR Depositary Bank will issue a communication containing instructions for exercising the voting right at the EGM.

Upon the completion of the Dual Listing, the ADR Depositary Bank will receive the BDRs related to the ADRs in its custody, will promote the cancellation of all BDRs, will receive the underlying Class A Shares and will deliver them directly to the ADR Holders in their respective accounts with brokers in the United States. If you are an ADR Holder, we warn you to ensure that your registration data is up to date in order to ensure receipt of communications to be sent by the ADR Depositary Bank.

The cutoff date on which a holder of ADRs must hold ADRs in order to provide instructions to the Depositary Bank of the ADRs for exercising voting rights at the EGM will be announced in due course by the ADR Depositary Bank (“ADR Voting Record Date”). Anyone who becomes a holder of ADRs after the ADR Voting Record Date, which will be prior to the EGM, will not have the right to provide voting instructions for the EGM.

The ADR Program will be terminated after the implementation of the Dual Listing. The ADRs which are held through a broker or other securities intermediary that is a participant in The Depository Trust Company (“DTC Participant” and “DTC”, respectively), will be automatically delivered to the ADR Holders after the date on which the ADR Depositary Bank will initiate the exchange of ADRs for Class A Shares (such date, the “ADR Exchange Date”).

In the event that any ADR remains after the ADR Exchange Date, JBS may instruct the ADR Depositary Bank to issue a termination notice of the program. In this event, if any remaining ADR Holder fail to surrender their ADRs within 30 (thirty) days of the date of the notice, the ADR Deposit Agreement will be terminated, but the unsurrendered ADRs will remain outstanding. Holders of unsurrendered ADRs will have no rights with respect to the ADRs other than the right to receive Class A Shares and will have no rights to any money or other property the ADR Depositary Bank is holding under the ADR Deposit Agreement until the surrender of such ADRs.

4 (four) months after the program termination date, the ADR Depositary Bank will sell any remaining deposited Class A Shares it is holding and hold the proceeds for the benefit of the remaining ADR holders.

3.5. Organization chart before and after the Dual Listing

Current Simplified Corporate Structure	Simplified Corporate Structure after the Dual Listing[4]

1.	The boxes below JBS S.A. represent business units that are consolidated directly or indirectly by JBS S.A. financial statements.
2.	Each Class B Share entitles its holder to 10 votes each in the shareholders’ meetings of JBS N.V. Each Class A Share entitles its holder to 1 vote in the shareholders’ meetings of JBS N.V.

3.	JBS holds an 82% equity interest in Pilgrim’s Pride.
4.	After closing of the Dual Listing, the shareholders will have the right to cancel their BDRs and convert their Class A Shares into Class B Shares, pursuant to the Class A Conversion above described.

3.6. Conditions for Implementation of the Dual Listing

In addition to the approval of the Dual Listing at the EGM, the conclusion of the proposed transaction is subject to the following conditions (“Completion Conditions”):

(a)	approval of the Class A Shares for listing on the NYSE; and

(b)	approval of the Sponsored Level II BDR Program by the CVM and admission for listing of the BDRs by B3 (and, as a condition for such approvals, registration of JBS N.V. as a foreign issuer by the CVM).

Such Completion Conditions cannot be waived.

If the Completion Conditions are not satisfied, the Dual Listing will not be carried out, and the resolutions passed and/or acts carried out within the scope of the Dual Listing will be null and void, and JBS S.A., JBS Participações and JBS N.V. will maintain the status quo ante.

3.7. Appraiser; Auditor; Appraisal Report

All the voting members of the Board of Directors met and approved the hiring of KPMG AUDITORES INDEPENDENTES LTDA., a limited liability simple partnership, with its principal office at Rua Verbo Divino, No. 1.400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with theCNPJ/MF under No. 57.755.217/0001-29, and registered with the São Paulo Regional Accounting Council under No. 2SP-014428/O-6 (“KPMG” or “Appraiser”), to prepare the valuation report of the shares issued by JBS S.A. to be incorporated by JBS Participações, within the scope of the Merger of Shares, based on the accounting net asset value of the shares issued by JBS S.A. as of December 31, 2024 (“Base Date”), for the purpose of verifying the capital increase of JBS Participações, as provided in Article 252 of the Corporations Law (“Appraisal Report”).

The Appraisal Report determined the amount of R$44,780,867,425.93, corresponding to the accounting net asset value of JBS S.A. on the Base Date.

The appointment of the Appraiser, as well as the Appraisal Report, will be submitted for ratification at the EGM, in accordance with the quorums that will be included in the manual for participation in the EGM to be disclosed by JBS S.A. The Appraiser is considered an independent expert for the purpose of issuing the Appraisal Report within the scope of the Dual Listing.

The Appraiser was selected for the work considering, among other factors, its extensive and well-known experience in preparing reports and valuations of this nature. The Appraiser expressly declared: (a) that there is no current or potential conflict or communion of interests with the shareholders of the Companies or regarding the Merger of Shares; and (b) that the shareholders or managers of the Companies have not directed, limited, hindered, or engaged in any acts that have or may have compromised access, use, or knowledge of relevant information, assets, documents, or methodologies that are important for the quality of its conclusions.

JBS S.A. will bear all costs related to the hiring of the Appraiser for the preparation of the Valuation Report.

IV. MAIN BENEFITS, COSTS AND RISKS OF THE DUAL LISTING

The main benefits of the Dual Listing are described in item II above.

The risks with regard to the implementation of the Dual Listing, in particular due to the fact that it is subject to satisfaction of the Completion Conditions. The Reference Form of JBS S.A. reissued as of the date hereof includes, in item 6.6, detailed information on the Dual Listing, including the risk factors associated with the Transaction.

JBS S.A. estimates that the total costs and expenses, including fees for legal advisors of the transaction, legal advisors hired to issue specific opinions, appraisers, and auditors, related to the implementation of the Dual Listing, will amount to approximately R$94,655,000.00 by the time the transaction is implemented.

V. EXCHANGE RATIOS AND TREATMENT OF FRACTION OF SHARES

Upon completion of the Dual Listing, each holder of JBS S.A. common shares and each ADR Holder on the Last Trading Day will maintain the same economic interest in the total capital of JBS N.V. that it held in the total capital of the Company on such date, except for the effects of sales of fractions of BDRs resulting from the Merger of Shares and the Redemption and the issuance and/or transfer of Class A Shares, kept in treasury, to certain members of senior management, by way of performance bonuses, for successful completion of the Dual Listing. As a result of the Merger of Shares, the Redeemable Shares will be issued by JBS Participações in favor of shareholders of the Company issued by JBS Participações, all registered and with no nominal value, will be issued in favor of shareholders of the Company, in exchange of the common shares issued by JBS S.A. held by them.

Every two common shares issued by the Company will correspond to one Redeemable Share issued by JBS Participações.

Each one Redeemable Share issued by JBS Participações, in turn, will be redeemed upon delivery of a BDR.

Each BDR, in turn, will correspond to one Class A Share.

Treatment of fractions of BDRs.

After the date of conclusion of the Dual Listing, any fractional BDRs of JBS N.V. attributed to JBS S.A. Shareholders after the implementation of the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3.

The net proceeds from the sale of fractional BDRs will be distributed on a pro rata basis to the respective shareholders that hold fractional BDRs by virtue of contributing an odd number of JBS S.A. common shares on the Merger of Shares.

Considering that each 1 (one) ADR represents 2 (two) JBS S.A. common shares, which is the same exchange ratio used in the Dual Listing, no fractional BDRs will be attributed to the ADR Depositary Bank on behalf of the ADR Holders.

VI. EGM

At a meeting held on April 22, 2025, the Board of Directors of the Company approved the call notice of the EGM, to be held on May 23, 2025, at 10:00 a.m., at the Auditorium located at Block 2, Ground Floor, of the headquarters of the Company, to resolve on the following items of the agenda (herein shortly described): (i) ratification of the hiring of the Appraiser to prepare the Appraisal Report; (ii) approval of the Appraisal Report; (iii) approval of the Protocol and Justification; (iv) approval of the Merger of Shares, in the context of the Dual Listing; (v) approval of the non-listing, due to a legal impediment, of JBS N.V. in the “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3; (vi) authorization for JBS S.A.’s managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A.; and (vii) approval of the declaration of the Cash Dividend.

The quorums to open and pass resolutions of the EGM are described in the Management Proposal for the EGM disclosed by the Company on the date hereof.

Furthermore, an Extraordinary General Meeting of JBS Participações will be held to deliberate on the capital increase of JBS Participações through the contribution, by JBS N.V., of the shares issued by JBS S.A. currently held by J&F, to ratify the signing of the Protocol and Justification, and to deliberate on the approval of the Merger of Shares and the increase of the share capital of JBS Participações due to the Merger of Shares, the creation of Redeemable Shares, the issuance of Redeemable Shares, and the Redemption.

The EGM call notice documents are available to the shareholders at the Company’s principal place of business, on the Company’s Investor Relations website (www.jbs.com.br/ri), and on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the CVM (www.gov.br/cvm).

The Company’s shareholders may consult the Company’s Investor Relations Department by calling (+55 11) 3144-4146 and by the e-mail ri@jbs.com.br, for any doubts they may have on the Dual Listing.

VII. SUBMISSION OF THE DUAL LISTING TO THE BRAZILIAN OR FOREIGN AUTHORITIES

The approval of the transfer of common shares of JBS S.A. held by J&F e FIP Formosa in the context of the Dual Listing by the Foreign Investment Review Board, in Australia, was obtained on March 29, 2023.

In addition to the approval described above, considering that it is a transaction between companies of the same group, there is no submission of the Dual Listing to any Brazilian or foreign antitrust authorities.

The Dual Listing is conditional upon compliance with the Completion Conditions set forth in item 3.5 above.

VIII. CALCULATION OF THE EXCHANGE RATIOS OF ARTICLE 264 OF THE CORPORATION LAW

Considering that JBS Participações is a holding company whose only asset, at the time of implementation of the Merger of Shares, will be the 48.34% stake in the capital stock and voting capital of JBS S.A. currently held by its Controlling Shareholders, and that does not or will not have any relevant liabilities, JBS requested the CVM to waive the preparation of the report for the purpose of the article 264 of the Corporation Law and article 8, item II, of CVM Resolution 78 to calculate, for comparative purposes, the Exchange Ratio, evaluating the two assets according to the same criteria on the Base Date. (“264 Report”).

Such request was based on the latent mismatch between the burden of preparing the 264 Report and the benefits arising from its preparation, to the extent that the only asset of the acquiring company (JBS Participações) will be the participation in the company whose shares will be merged (JBS S.A.) so that, if the assets of the two companies involved were valued at market prices, the valuation would be made on the same object, given the lack of relevant assets and liabilities in the acquiring company. In addition, such evaluation, even if carried out, would not be able to reveal an exchange ratio of shares different from that already proposed to the shareholders, since (i) the object of the evaluation would be the property of the Company itself, which is reflected in the acquiring company through the equity method, and (ii) the exchange ratio of the Controlling Shareholders within the scope of the Dual Listing is the same proposed for the non-controlling shareholders, so that the whole operation will not result, for the non-controlling shareholders, any dilution.

In an analysis of the request made by JBS S.A., the CVM Board decided, on August 22, 2023, in accordance with the conclusions of the opinion of the agency’s technical area, that there is no interest to be protected by the CVM to justify the requirement to prepare the 264 Report. For this reason, for the arguments stated above, the Administration decided not to prepare the 264 Report for the purposes of the Dual Listing.

IX. WITHDRAWAL RIGHTS AND APPRAISAL AND REIMBURSEMENT AMOUNT

The Merger of Shares will not entitle the shareholders of JBS S.A. to withdrawal rights, considering that the shares of JBS S.A. have liquidity and dispersion, pursuant to article 252, §2º, combined with article 137, II, of the Brazilian Corporate Law and CVM regulations.

X. OTHER RELEVANT INFORMATION

10.1. Term for completion of the Dual Listing

Completion of the Dual Listing depends on various factors beyond the control of JBS N.V., JBS Participações and JBS S.A., and it is not possible to precisely estimate if and when the Dual Listing will be completed. However, JBS S.A., JBS Participações and JBS N.V. will endeavor efforts to complete the Dual Listing in the shortest term possible.

10.2. No listing of JBS N.V. in the “Novo Mercado” segment of B3

Due to legal impediment to the admission to trading of BDRs or shares issued by JBS N.V. on B3’s “Novo Mercado”, the completion of the Dual Listing is subject to approval by the majority of non-controlling holders of common shares (free float)7 issued by JBS S.A. (including the free float represented by ADRs) present at the EGM, pursuant to the sole paragraph of article 46 of the

[7]

It will be considered ‘Free Float’ the common shares issued by JBS S.A., except for those: (i) owned by the Controlling Shareholders, (ii) owned by individuals linked to the Controlling Shareholders, (iii) owned by the managers of JBS S.A., and (iv) held in treasury.

Novo Mercado Regulations. Accordingly, after the Dual Listing, JBS S.A. will no longer have its shares listed on B3, and JBS N.V. will have its BDRs admitted to trading on B3 after obtaining its registration as a foreign issuer with the CVM. Therefore, JBS N.V. will be subject to the obligations of disclosure of periodical and occasional information pursuant to the provisions of CVM Resolution 80.

10.3. Taxation

Any gains obtained by shareholders under the Dual Listing may be subject to the levy of income tax and other taxes, according to the rules applicable to each investor category. Such taxation may result from the difference between the average cost of acquisition of the shares of JBS S.A. by each investor and the pecuniary value of the JBS S.A. share on December 31, 2024, of R$20,19, will be the amount considered for purposes of implementation of the Merger of Shares. The tax treatment and implication vary significantly according to the type of investor (investment fund, individual, legal entity), its nationality (Brazilian or foreign), legal domicile and any exemptions available. Each investor will consult its advisors on the applicable taxation and be liable for paying the applicable taxes, provided that the law does not attribute the liability to withhold and pay taxes to the other party.

In case any of the companies mentioned herein are required by law to withhold and pay taxes due by investors within the scope of the Dual Listing, they will be informed in due course on the form of payment of the taxes. JBS Participações will have the right, as applicable, to withhold a portion of the Cash Dividend due to the non-resident shareholders of JBS S.A. for purposes of complying with its obligations to withhold taxes that result from the Dual Listing.

10.4. Access to Information and Documents

JBS S.A. will keep its shareholders and the market informed of the Dual Listing, under the terms of the applicable regulation.

Additional information may be obtained from the Investor Relations Department of JBS S.A., by the e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, CEP 05118-100, São Paulo - SP or on the website of JBS S.A. (https://ri.jbs.com.br/).

No Offer or Solicitation

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase or sell any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, April 22, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

Statements contained in this Material Fact (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transactions involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended schedule for completion of the operation; benefits and synergies of the operation; and any other statements relating to future convictions, expectations, plans, intentions, financial or performance condition of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and convictions of JBS N.V. and of JBS S.A. on future events and involve risks and uncertainties that may cause the actual results to materially differ from the present ones.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department.